MAYNARD, COOPER & GALE, P.C.

Attorneys at Law

1901 Sixth Avenue North

2400 AmSouth/Harbert Plaza

Birmingham, Alabama 35203-2618

(205) 254-1000

Facsimile (205) 254-1999

July 27, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: William Friar

Reference:	Alabama National BanCorporation
Form S-4 Registration Statement
File No. 333-135722

Dear Mr. Friar:

We serve as counsel for Alabama National BanCorporation. Pursuant to our discussions regarding the above-referenced Form S-4 Registration Statement, we are proposing to make certain disclosure revisions on pages 4, 49 and 50 of the Form S-4. The proposed changed pages are attached. We would be happy to discuss these changes with you at your convenience.

Very truly yours,

/s/ Christopher B. Harmon
Christopher B. Harmon

CBH/op

Enclosure

Financial with Alabama National. The surviving entity following the merger will be Alabama National. Peachtree Bank will become a wholly-owned subsidiary of Alabama National upon consummation of the merger.

Merger Consideration (Page 23). The merger agreement provides that PB Financial shareholders who do not exercise their dissenters’ rights will receive, for each share of PB Financial common stock owned, 1.054 shares of common stock in Alabama National (the “Exchange Ratio”). In the event that the average trading price of Alabama National common stock quoted on the Nasdaq Stock Market during the ten day period ending on the fifth business day prior to the closing date is less than $60.00, then the Exchange Ratio will automatically increase such that the PB Financial shareholders will receive a dollar equivalent per share of PB Financial common stock of $63.24. In lieu of the adjustment to the Exchange Ratio, Alabama National may elect to pay the additional merger consideration in cash. In the event that the trading price of Alabama National described above is less than $54.00, PB Financial may terminate the merger agreement.

Shareholder Approval of the 280G Payments (Page 49). Under the Internal Revenue Code, certain payments that are contingent on a change in the ownership or control of a corporation are treated as “parachute payments.” The merger will result in certain officers of PB Financial being entitled to payments and benefits that could be treated for federal tax purposes as “parachute payments” under Section 280G of the Code, generally referred to in this proxy statement-prospectus as “280G Payments.” Both the payor of parachute payments and the recipient of the payments can be subject to unfavorable tax consequences. These unfavorable tax consequences do not apply, however, to payments and benefits associated with a change in ownership or control of a corporation if no stock of the corporation is readily tradeable on an established securities market and the corporation obtains shareholder approval of the payments and benefits after disclosure of the material terms of the payments and benefits; provided that the right to receive the payments and benefits is conditioned upon receipt of such shareholder approval. PB Financial is seeking shareholder approval of the 280G Payments so that the unfavorable tax consequences would not apply. If shareholder approval of the 280G Payments is not obtained, the executives benefiting from these 280G payments will forfeit a significant portion of these payments. Failure to obtain shareholder approval of the 280G Payments will not have an impact on the outcome of the PB Financial shareholder approval of the merger agreement. PB Financial shareholder action on the 280G Payments, whether for or against, will not change the value or number of shares of Alabama National common stock that a PB Financial shareholder will receive if the merger is completed.

Regulatory Approvals; Effective Time (Pages 41 and 28). We cannot complete the merger unless we obtain the approval of the Board of Governors of the Federal Reserve System and the Georgia Department of Banking and Finance. Applications for such approval were filed with the Federal Reserve and the Georgia Department of Banking and Finance on June 12, 2006. While we do not know of any reason why we should not obtain the necessary regulatory approvals in a timely manner, we cannot be certain when or if we can obtain them.

The merger will become effective as of the date and at the time that the later of the following occurs:

(1) the articles of merger reflecting the merger are accepted for filing by the Secretary of State of Georgia;

(2) the certificate of merger reflecting the merger is accepted for filing by the Secretary of State of Delaware; or

(3) such later date and time as agreed upon in writing by Alabama National and PB Financial and specified in the articles of merger and certificate of merger.

We will not file the articles of merger and the certificate of merger until all conditions contained in the merger agreement have been satisfied or waived.

Recommendation of PB Financial’s Board of Directors; Opinion of Burke Capital Group, L.L.C. (Pages 22 and 31). PB Financial’s board of directors believes that the merger is fair to you and in your best interests, and recommends that you vote “FOR” the proposal to approve the merger and the merger agreement. PB Financial’s board of directors recommends that you vote “FOR” the 280G Payments (with Monty Watson

PROPOSAL 2. APPROVAL OF 280G PAYMENTS

PB Financial is submitting for shareholder approval in accordance with Section 280G of the Code and applicable Treasury regulations, payments that could be payable under (i) the existing agreements and arrangements with Monty G. Watson, Kelly J. Johnson, Jim Olson, Fran Fuchs and Greg Griffin of PB Financial who could be considered “disqualified individuals” within the meaning of Section 280G of the Code and (ii) the new Peachtree Bank employment agreements with each of Mr. Watson, Ms. Johnson, Mr. Olson, Ms. Fuchs, and Mr. Griffin being executed in connection with the Merger, in each case that could reasonably be expected, in the absence of such a vote, to be a “parachute payment” under Section 280G of the Code. These payments are referred to in this proxy statement-prospectus as “280G Payments.” Under Section 280G of the Code, parachute payments may arise when there is a change of control of an employer and as a result, certain employees, officers or directors receive compensation equal to or in excess of three times their average annual taxable compensation from the employer for the five years preceding the taxable year in which the change of control occurs. If parachute payments are paid and no applicable exception applies, the amount by which the change of control payments and benefits exceeds one times that five-year average (1) are not deductible by the employer and (2) are subject to a 20% excise tax payable by the recipient of the payment or benefit.

Section 280G(b)(5) of the Code provides an exception from these tax penalties for a corporation undergoing a change of control if no stock in the corporation is readily tradeable on an established securities market, as long as the payments that would otherwise be parachute payments are contingent on shareholder approval, and are approved in a timely manner by a vote of the shareholders owning more than 75% of the voting power of all outstanding stock of such corporation, after having received adequate disclosure of all material facts concerning such payments. For purposes of this exception, stock of the corporation that is actually or constructively owned by a person who is to receive a payment that would otherwise constitute a “parachute payment” under Section 280G of the Code (if such exception is not satisfied) is not counted as outstanding stock, unless this is the case with respect to all shareholders. The right of a disqualified individual to receive such payments must be conditioned upon satisfying this exception.

The Merger will constitute a change of control of PB Financial for purposes of Section 280G of the Code, the individuals identified below may be determined to be “disqualified individuals” with respect to Section 280G of the Code and the payments described below may be considered “parachute payments” under Section 280G of the Code. Approval of the 280G Payments by more than 75% of the pertinent shareholders of PB Financial should satisfy the exception under Section 280G(b)(5) of the Code. PB Financial and the executives eligible to receive the 280G Payments have structured these payments such that the payments will be limited to the “parachute threshold” as described below unless shareholder approval of the 280G Payments is obtained.

In connection with the Merger, several categories of payments could be characterized as 280G Payments, as follows:

(1) Existing Employment Agreements. Mr. Watson and Ms. Johnson are each parties to employment agreements with PB Financial and Peachtree Bank that provide for a payment in the event of a change in control. Historically, the purpose of such arrangements has been to provide key executives with a sense of sufficient financial security so that they would be able to evaluate whatever strategic alternatives may be presented to, or pursued by, their employer over time while focusing exclusively on what would be in the best interests of shareholders.

(2) Supplemental Retirement Agreements. Mr. Watson, Ms. Johnson, Mr. Olson, Ms. Fuchs and Mr. Griffin are each parties to existing retirement arrangements with Peachtree Bank that provide for payment of their full retirement benefits in the event of a change in control. Such arrangements are not uncommon in retirement agreements of this type because an affected executive is often deprived of the opportunity to earn his or her full retirement benefit as a result of a change in control through no fault of the executive.

(3) Special Achievement Bonus. The board of directors of PB Financial has unanimously approved special achievement bonuses for each of Mr. Watson, Ms. Johnson and Ms. Fuchs in recognition of their

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service with the institution and, more particularly, for the exceptional financial results from their collective efforts throughout those years that have culminated in the opportunity presented by the proposed Merger.

(4) Accelerated Vesting of Stock Options. Mr. Olson and Mr. Griffin each hold options to purchase common stock of PB Financial which are currently unvested. These stock options will be converted automatically into options to purchase Alabama National common stock and will automatically vest as a result of the Merger. The value attributable to such acceleration in vesting is considered a 280G Payment.

(5) New Employment Agreements. Mr. Olson, Ms. Fuchs and Mr. Griffin recently became parties to employment agreements with Peachtree Bank and Mr. Watson and Ms. Johnson entered into revised employment agreements that are to become effective upon consummation of the Merger. Each of these agreements provides for the payment of severance and, in certain cases, COBRA benefits upon a termination of employment under certain circumstances following the Merger. If any such severance payments were made within a one-year period following a consummation of the Merger, such payments would be considered 280G Payments. Neither Alabama National, Mr. Watson, Ms. Johnson, Mr. Olson, Ms. Fuchs nor Mr. Griffin currently expect circumstances to develop that would trigger the payment of severance under these contracts, particularly within one year following the Merger.

Collectively, all of the payments and benefits that may or will be paid or provided to Mr. Watson, Ms. Johnson, Mr. Olson, Ms. Fuchs and Mr. Griffin as a result of the Merger, including those payable under the new employment agreements with Peachtree Bank being executed in connection with the Merger, are referred to in this proxy statement-prospectus as the “executive benefits.”

The table below provides the estimated parachute value (assuming the Effective Time of the Merger occurs on October 1, 2006) of the executive benefits that may be received in connection with the Merger without taking into consideration the potential amount of executive benefits payable under the new employment agreements with Peachtree Bank:

Name	Existing Employment Agreement	Pay-Out of Supplemental Retirement	Special Achievement Bonus	Accelerated Vesting of Stock Options	Total Estimated Value of Benefits
Monty G. Watson	$1,876,300	$373,675	$1,506,770	—	$3,756,745
Kelly Johnson	$632,573	$299,414	$313,973	—	$1,245,960
Jim Olson	—	$284,673	—	$21,538	$306,211
Fran Fuchs	—	$164,673	$100,000	—	$264,673
Greg Griffin	—	$422,913	—	$1,378	$424,291

The table below provides the potential additional executive benefits that may be received with respect to each of Mr. Watson, Ms. Johnson, Mr. Olson, Ms. Fuchs and Mr. Griffin pursuant to the terms of their new employment agreements with Peachtree Bank, assuming such officer’s employment with Peachtree Bank is terminated immediately following the Effective Time of the Merger:

Name	Potential Severance
Monty G. Watson	$1,541,189
Kelly Johnson	$941,189
Jim Olson	$800,000
Fran Fuchs	$675,000
Greg Griffin	$690,000

To avoid the loss of deductibility and the imposition of the excise tax, which would otherwise apply to the executive benefits that are 280G Payments, PB Financial’s shareholders are being asked to approve all of the executive benefits summarized above. Each of Mr. Watson, Ms. Johnson, Mr. Olson, Ms. Fuchs and Mr. Griffin have agreed in their existing employment agreements to waive their right to executive benefits to the extent the aggregate value of their benefits, determined in accordance with Section 280G of the Code and applicable Treasury regulations, equals or exceeds that executive’s parachute threshold, if PB Financial’s shareholders do not approve the 280G Payments.

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